Pro-Pharmaceuticals, Inc.

7 Wells Avenue

Newton, Massachusetts 02459

April 14, 2008

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20459

Attn:	Jeffrey P. Riedler

Assistant Director

Re:	Pro-Pharmaceuticals, Inc.

Preliminary Proxy Statement of Schedule 14A

Filed April 3, 2008

File No. 1-31791

Dear Mr. Riedler:

This letter is submitted on behalf of Pro-Pharmaceuticals, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on April 3, 2008, as set forth in your letter dated April 8, 2008 to David Platt, Ph.D., Chief Executive Officer and President of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comment. For your convenience, we have italicized the reproduced comment and have placed in boldface the heading of our response thereto.

Proposal No. 3, page 15

Comment:

1.	We note that you are seeking shareholder approval of an amendment to your Articles of Incorporation providing for an increase in the number of authorized shares of your common stock from 100,000,000 to 200,000,000. Please revise your disclosure to describe any plans, arrangements or understandings to issue shares of common stock that will be available as a result of the amendment to your Articles of Incorporation. If you have no such plans, arrangements, or understandings, please revise your disclosure to state so.

Securities and Exchange Commission

April 14, 2008

Response to Comment:

Please note that the Company has re-numbered former Proposal No. 3 as Proposal No. 2 in Amendment No. 1 to the Proxy Statement because, in connection with the dismissal of its registered independent public accounting firm (announced in the Company’s Form 8-K Current Report filed on April 14, 2008), the Company has elected to omit from the Proxy Statement the proposal seeking stockholder ratification of the selection of its independent registered public accounting firm for the year ending December 31, 2008.

In response to this Comment 1, the Company has complied with your request in Amendment No. 1 to the Proxy Statement by inserting the following sentence as a new fifth paragraph in the disclosure related to Proposal No. 2 (formerly Proposal No. 3): “We do not have any present plan, arrangement or understanding to issue any of the additional shares of common stock that will become available as a result of this amendment to our Articles of Incorporation.”

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, (ii) staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 559-0033.

Sincerely,

/s/ Anthony D. Squeglia
Anthony D. Squeglia
Chief Financial Officer